

16012139

SEC[...]AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51388

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oak Grove Investment Services, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

207 S Walnut St
(No. and Street)

Rochester	IL	62563
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Pettyjohn 217-498-8602
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kerber, Eck & Braekel, LLP
(Name – *if individual, state last, first, middle name*)

1 W Old State Capitol Plaza	Springfield	IL	62701
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Pettyjohn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oak Grove Investment Services, Inc, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


OFFICIAL SEAL
DENISE DAWN COKER
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 06-07-2017

Signature

Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OAK GROVE INVESTMENT SERVICES, INC.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

December 31, 2015 and 2014

CONTENTS



Kerber, Eck & Braeckel LLP

CPAs and
Management Consultants

1000 Myers Building
1 West Old State Capitol Plaza
Springfield, IL 62701-1268
ph 217.789.0960
fax 217.789.2822
www.kebcpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Oak Grove Investment Services, Inc.

We have audited the accompanying statements of financial condition of Oak Grove Investment Services, Inc. (an Illinois corporation) as of December 31, 2015 and 2014, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of Oak Grove Investment Services, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oak Grove Investment Services, Inc. as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I - Computation of Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Oak Grove Investment Services, Inc.'s financial statements. The supplemental information is the responsibility of Oak Grove Investment Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion

on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I - Computation of Net Capital Under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kerber, Eck + Braeckel LLP

Springfield, Illinois
February 26, 2016

Oak Grove Investment Services, Inc.

STATEMENTS OF FINANCIAL CONDITION

December 31

	2015	2014
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 34,833	$ 28,211
Investment	5,998	5,998
Accounts receivable	1,645	13,699
Prepaid taxes	2,376	5,000
Other	954	1,939
Total current assets	45,806	54,847
PROPERTY AND EQUIPMENT, less accumulated depreciation of $ 6,546 and $ 3,836 in 2015 and 2014, respectively	5,420	8,130
Total assets	$ 51,226	$ 62,977
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ -	$ 10,548
Total current liabilities	-	10,548
STOCKHOLDER'S EQUITY		
Common stock - 1,000,000 shares; authorized, issued and outstanding with no par value	1,000	1,000
Additional paid-in capital	16,050	16,050
Retained earnings	34,176	35,379
Total stockholder's equity	51,226	52,429
Total liabilities and stockholder's equity	$ 51,226	$ 62,977

The accompanying notes are an integral part of these financial statements.

Oak Grove Investment Services, Inc.

STATEMENTS OF OPERATIONS

Year Ended December 31

	2015	2014
REVENUE		
Commission income	$ 188,635	$ 203,505
Interest income	32	24
Total revenue	188,667	203,529
EXPENSES		
Commissions	144,696	156,658
Rent	7,200	7,200
Management fee	6,000	6,000
Consulting fees	8,400	8,400
Licensing	1,246	1,997
Legal and accounting	7,200	4,595
Membership	6,095	6,610
Contract labor	1,900	600
Insurance bond	1,056	973
Bank charges	562	544
Depreciation	2,710	-
Advertising	-	94
Miscellaneous	953	2,215
Total expenses	188,018	195,886
Net income before income taxes	649	7,643
Income tax expense (benefit)	1,852	(1,100)
NET INCOME (LOSS)	$ (1,203)	$ 8,743

The accompanying notes are an integral part of these financial statements.

Oak Grove Investment Services, Inc.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended December 31

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2013	$ 1,000	$ 16,050	$ 26,636	$ 43,686
Net income for the year	-	-	8,743	8,743
Balance at December 31, 2014	$ 1,000	$ 16,050	$ 35,379	$ 52,429
Net loss for the year	-	-	(1,203)	(1,203)
Balance at December 31, 2015	$ 1,000	$ 16,050	$ 34,176	$ 51,226

The accompanying notes are an integral part of these financial statements.

Oak Grove Investment Services, Inc.

STATEMENTS OF CASH FLOWS

Year Ended December 31

	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (1,203)	$ 8,743
Adjustments to reconcile net income to net cash flows from operating activities:		
Depreciation	2,710	-
Changes in certain assets and liabilities		
Accounts receivable	12,054	(13,671)
Prepaid taxes	2,624	(1,281)
Other current assets	985	1,988
Accounts payable and accrued expenses	(10,548)	9,520
Net cash flows provided by operating activities	6,622	5,299
Net increase in cash	6,622	5,299
Cash and cash equivalents at beginning of year	28,211	22,912
Cash and cash equivalents at end of year	$ 34,833	$ 28,211
Income taxes paid	$ -	$ 181

The accompanying notes are an integral part of these financial statements.

Oak Grove Investment Services, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Nature of Operations

Oak Grove Investment Services, Inc. (the Company) was incorporated in Illinois on April 19, 1999. The Company is a NASD registered broker-dealer providing investment products such as mutual funds and variable annuities.

2. Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly-liquid debt instruments purchased with a maturity of 3 months or less to be cash equivalents.

3. Accounts Receivable

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they are charged to operations when that determination is made.

4. Property and Equipment

Fixed assets are stated at cost. Depreciation is computed using accelerated methods. The useful lives used are 5 to 7 years for furniture, fixtures and equipment and 39 years for leasehold improvements. Expenditures for software development were capitalized in 2013. The software was not deployed in 2014 and no depreciation was recorded. Software was deployed and depreciated beginning January 1, 2015.

5. Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

6. Revenue Recognition

Commission income is recorded when all significant services related to the sale of the securities or financial products have been performed by the broker-dealer. Securities commissions and related commissions to agents are recorded on a trade-date basis as securities transactions occur.

NOTE B - INVESTMENT

The Company has a certificate of deposit with Rochester State Bank, Rochester, Illinois. The certificate matures annually on October 28th and has been renewed through October 28, 2016. The rate of interest is .4%. The certificate is carried at its net liquidation value.

NOTE C - FAIR VALUE MEASUREMENTS

The Company follows requirements for *Fair Value Measurements* (as initially required by Statement of Financial Accounting Standards No. 157, and subsequently superseded by Accounting Standards Codification 820). The guidance defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value should be based on assumptions that market participants would use including a consideration of non-performance risk.

The Company assessed the inputs used to measure fair value using a three-tier hierarchy based on the extent to which inputs used in measuring fair value are observable in the market. Level 1 inputs include quoted prices for identical instruments and are the most observable. Level 2 inputs include quoted prices for similar assets and observable inputs such as interest rates, currency exchange rates, commodity rates, and yield curves. Level 3 inputs are not observable in the market and include management's judgments about the assumptions market participants would use in pricing the asset or liability.

NOTE C - FAIR VALUE MEASUREMENTS - continued

The fair values of the Company's investments were determined using inputs, as described above, at December 31, as follows:

	2015	2014
Level 1		
Certificate of Deposit	$ 5,998	$ 5,998

There were no Level 2 or Level 3 investments held in 2015 or 2014.

NOTE D - INCOME TAXES

The Company prepares its tax returns on the cash basis of accounting. For 2015 and 2014, the Company had a provision for Federal income tax (benefit) of $1,852 and ($ 1,100), respectively. There was no Illinois income tax for either year. As of December 31, 2015, the Company had $ 9,676 in Illinois net operating loss deduction carryforwards that have originated since 2008. These operating loss carryforwards will expire from 2018 through 2033.

Oak Grove Investment Services, Inc. follows US GAAP related to accounting for uncertainty in income taxes, which sets a minimum threshold for financial statement recognition of the benefit of a tax position taken or expected to be taken in a tax return. Tax positions for the open tax years as of December 31, 2015 were reviewed, and it was determined that no provision for uncertain tax positions is required. The Company's income tax returns for years subsequent to 2012 are open, by statute, for review by authorities.

NOTE E - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital (as defined) of not less than $ 5,000. It also requires that the ratio of aggregate indebtedness to net capital (both as defined) shall not exceed 15 to 1. At December 31, 2015 and 2014, the Company had net capital (as defined) of $ 42,477 and $ 44,299, respectively.

NOTE F - RELATED PARTY TRANSACTIONS

The Company leases office space from the Pettyjohn Family Trust at the rate of $ 600 per month. The terms of the lease have been agreed to be extended on a month-to-month basis.

The Company pays a monthly management fee of $ 500 to Acorn Service Group, Inc. Fees totaled $ 6,000 for the years ended December 31, 2015 and 2014. Expenses covered by the management fee include: office space, staff, utilities, supplies, equipment, and management of the Company. Acorn Service Group, Inc. owns 100% of the stock of Oak Grove Investment Services, Inc.

NOTE G - CONSIDERATION OF SUBSEQUENT EVENTS

The Company assessed events that have occurred subsequent to December 31, 2014 through February 26, 2016, the date the financial statements were available to be issued, for potential recognition and disclosure in the financial statements. No events have occurred that would require adjustment to or disclosure in the financial statements.

SUPPLEMENTARY INFORMATION

Oak Grove Investment Services, Inc.

SCHEDULE I

Computation of Net Capital Under Rule 15C3-1

December 31, 2015

Firm ID: 46343

1.	Total ownership equity (o/e)		$ 51,226
2.	Deduct o/e not allowable for net capital		-
3.	Total o/e qualified for net capital		51,226
4.	Add:		
	A. Allowable subordinated liabilities		-
	B. Other deductions or credits		-
5.	Total capital and allowable subloans		
6.	Deductions and/or charges		
	A. Total nonallowable assets	$ 8,749	
	B. Secured demand note deficiency	-	
	C. Capital charges for spot and commodity futures	-	
	D. Other deductions and/or charges	-	8,749
7.	Other additions and/or allowable credits		-
8.	Net capital before haircuts		42,477
9.	Haircuts on securities:		
	A. Contractual commitments	-	
	B. Subordinated debt	-	
	C. Trading and investment securities:		
	1. Exempted securities	-	
	2. Debt securities	-	
	3. Options	-	
	4. Other securities	-	
	D. Undue concentration	-	
	E. Other	-	-
10.	Net Capital		$ 42,477

Oak Grove Investment Services, Inc.

SCHEDULE I

Computation of Net Capital Under Rule 15C3-1

December 31, 2015

Firm ID: 46343

11.	Minimum net capital required: (based on aggregate indebtedness)		$ -
12.	Minimum dollar requirement		5,000
13.	Net capital requirement (greater of line 11 or 12)		5,000
14.	Excess net capital		37,477
15.	Net capital less greater of 10% of total aggregate indebtedness or 120% of net capital requirement		36,477

Computation of Aggregate Indebtedness

16.	Total AI liabilities from balance sheet		$ -
17.	Add:		
	A. Drafts for immediate credit	$ -	
	B. Market value of securities borrowed where no equivalent value is paid or credited	-	
	C. Other unrecorded amounts	-	-
19.	Total aggregate indebtedness		$ -
20.	Ratio of AI/NC		0 to 1

There are no material differences between the preceding computation and the Company's part II of form X-17A-5 as of December 31, 2015.

OAK GROVE INVESTMENT SERVICES, INC.

EXEMPTION REPORT AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2015



Kerber, Eck & Braeckel LLP

CPAs and
Management Consultants

1000 Myers Building
1 West Old State Capitol Plaza
Springfield, IL 62701-1268
ph 217.789.0960
fax 217.789.2822
www.kebcpa.com

Report of Independent Registered Public Accounting Firm

To Mark C. Pettyjohn, President
Oak Grove Investment Services, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Oak Grove Investment Services, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Oak Grove Investment Services, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (the "exemption provisions") and (2) Oak Grove Investment Services, Inc. stated that Oak Grove Investment Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Oak Grove Investment Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Oak Grove Investment Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kerber, Eck + Braeckel LLP

Springfield, Illinois
February 26, 2016

Name: Oak Grove Investment Services, Inc.

Address: 207 S Walnut
Rochester, IL 62563

Telephone: (217) 498-8602

SEC Registration Number: 8-51388

FINRA Registration Number: 46343

OAK GROVE INVESTMENT SERVICES
EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

February 23, 2016

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Oak Grove Investment Services is a broker/dealer registered with the SEC and FINRA.

- Oak Grove Investment Services claimed an exemption under paragraph (k)(1)) of Rule 15c3-3 for the fiscal year ended December 31, 2015

- Oak Grove Investment Services is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(1) of the rule, of which, the identity of the specific conditions are as follows:

    - The broker's or dealer's transactions as dealer (as principal for its own account) are limited to the purchase, sale, and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company; except that a broker or dealer transacting business as a sole proprietor may also effect occasional transactions in other securities for its own account with or through another registered broker or dealer;
    - The broker's or dealer's transactions as broker (agent) are limited to:
        - The sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company;
        - the solicitation of share accounts for savings and loan associations insured by an instrumentality of the United States; and
        - the sale of securities for the account of a customer to obtain funds for immediate reinvestment in redeemable securities of registered investment companies; and
    - The broker or dealer promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.
    - Notwithstanding the foregoing, this section shall not apply to any insurance company which is a registered broker-dealer, and which otherwise meets all of the conditions in paragraphs (k)(1) (i), (ii), and (iii) of this section, solely by reason of its participation in transactions that are a part of the business of insurance, including the purchasing, selling, or holding of securities for or on behalf of such company's general and separate accounts.

- Oak Grove Investment Services has met the identified exemption provisions throughout the most recent fiscal year without exception.

- Oak Grove Investment Services has not recorded any exceptions to the exemption for the fiscal year ended December 31, 2015.

The above statement is true and correct to the best of my and the Firm's knowledge.

Signed:



Mark Pettyjohn